Filed pursuant to Rule 433
Dated October 18, 2012

Relating to
Preliminary Pricing Supplement No. 392 dated October 18, 2012 to
Registration Statement No. 333-178081
Global Medium-Term Notes, Series F

Fixed Rate Subordinated Notes Due 2022

Issuer:	Morgan Stanley
Principal Amount:	$2,000,000,000
Maturity Date:	November 1, 2022
Trade Date:	October 18, 2012
Original Issue Date (Settlement):	October 23, 2012 (T+3)
Interest Accrual Date:	October 23, 2012
Issue Price (Price to Public):	99.646%
Agents’ Commission:	0.450%
All-in Price:	99.196%
Net Proceeds to Issuer:	$1,983,920,000
Interest Rate:	4.875% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each May 1 and November 1, commencing May 1, 2013
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	6174824M3
ISIN:	US6174824M37
Issuer’s Subordinated Debt Ratings:	Baa2 (Moody’s) / BBB+ (Standard & Poor’s) / BBB+ (Fitch) / A- (R&I) / A (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:	Morgan Stanley & Co. LLC (“MS&Co.”) and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement Dated October 18, 2012
Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011